SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
03/10/2011

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos and
Brooklyn Capital Management LLC.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
2,294,858

8. SHARED VOTING POWER
38,344

9. SOLE DISPOSITIVE POWER
2,333,202
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,333,202

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

16.37%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #11
 to the schedule 13d
filed Nov 5, 2009. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

As per the November 23, 2010 press release 6,106,571 shares were tendered leaving 14,248,665 shares of common stock outstanding as of November 19, 2010. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and
Andrew Dakos beneficially own an aggregate of 2,333,202 shares of FGF or 16.37% of the outstanding shares. Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 2/25/11 the following shares of FGF were bought.

DATE			SHARES		PRICE
02/25/11		53,994		18.7589
02/28/11		15,436		18.8423
03/01/11		12,435		18.6359
03/02/11		5,425		18.5709
03/03/11		25,000		19.0025
03/04/11		2,879		18.8446
03/07/11		25,000		18.9462
03/09/11		820		18.9500
03/10/11		25,000		18.7569
03/11/11		21,414		18.8457
03/14/11		7,800		18.7400
03/15/11		2,174		18.4474
03/16/11		1,100		18.2400
03/18/11 		2,700		18.3589


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated 3/21/11

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos